Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 7, 2017

Angela Mokodean, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)

File Nos. 333-157876 and 811-22110

Dear Ms. Mokodean:

This letter responds to an additional comment you provided on November 3, 2017 relating to the Registrant’s Post-Effective Amendment No. 117 (“PEA No. 117”) filed on July 31, 2017 for the purpose of registering shares of the AdvisorShares Vice ETF (the “Fund”). For ease of reference, set forth below is the comment followed by the Registrant’s response. At your request, the Registrant undertakes to continue to delay effectiveness of PEA No. 117 until all SEC staff comments relating to the Fund have been resolved.

Comment. Relating to Comments 3 and 5 previously provided, for purposes of the Fund’s 80% policy, Registrant must disclose an objective standard stating how the investment adviser determines what makes a particular investment a “vice” investment. Please add, for example, a revenue test stating that for purposes of the 80% policy, the Fund will invest in companies that derive at least 50% of net revenues from cannabis, tobacco, and alcoholic beverages industries.

Response. Registrant represents that it will make the following revisions to the principal investment strategy to disclose an objective standard as to what constitutes a vice investment for purposes of the Fund’s 80% policy:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies ~~associated with~~that derive at least 50% of their net revenue from~~cannabis,~~ tobacco~~,~~ and alcoholic beverages and companies listed on one or more published, publicly available marijuana indexes. ~~Such companies will, in the opinion of the Advisor, derive, or have the potential to derive, revenue from alcoholic beverages, tobacco, or cannabis-related business as further described below.~~

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 7, 2017

The Fund will invest primarily in U.S. exchange listed equity securities, including common and preferred stock and American Depositary Receipts (“ADRs”). ADRs are securities traded on a local stock exchange that represent interests in securities issued by a foreign publicly listed company. The investment strategy typically identifies a wide variety of large- and mid-capitalization stocks, as well as numerous small- and micro-cap stocks.

The Fund will concentrate at least 25% of its investments in the food, beverage & tobacco industry within the consumer staples sector. In addition to its investment in securities~~stocks~~ of companies that derive a significant portion of their revenue from tobacco and alcoholic beverages ~~and tobacco~~ and companies listed on a published, publicly available marijuana index, the Fund also will seek to invest in equity securities of companies that, in the opinion of the Advisor, may have current or future revenues from cannabis-related business. Cannabis stocks may be categorized among a wide variety of industries including agriculture, biotechnology, pharmaceutical, real estate, retail, and finance. The types of companies that may engage in cannabis-related business include companies that conduct medical research, produce drug products, manufacture hemp products, or engage in agricultural activities, real estate activities, or financial services activities. The Advisor believes that continued legislative changes and social acceptance of cannabis in its various formats could lead to significant growth in cannabis-related public corporations. Companies involved in cannabis-related business could also benefit from significant merger and acquisition activity as the cannabis market matures. The Fund will only invest in companies that engage in cannabis-related business that is permitted by national and local laws.

Please note that the revisions shown above have been made to the principal investment strategy disclosure that was included in Registrant’s correspondence dated November 1, 2017.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum